Exhibit 99.1

TD Bank Financial Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s Third Quarter Earnings

TORONTO, July 17, 2008 - TD Bank Financial Group announced today that it expects TD Ameritrade's third quarter earnings to translate into a contribution of CDN$74 million to third quarter net income for its Wealth Management segment.

TD Bank Financial Group will release its third quarter financial results and webcast its quarterly earnings conference call live on the internet on August 28, 2008. Conference call and webcast details will be announced closer to that date.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$503.6 billion in assets as of April 30, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: Maria Leung, Corporate Communications, (416) 983-4093; Tim Thompson, Investor Relations, (416) 982-6346